

N

23002589

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JACK V. BUTTERFIELD INVESTMENT COMPANY**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. JACKSON ST., STE. 100

(No. and Street)

JACKSON	**MI**	**49201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID CAVENDER 517-787-2430   **MAIL@JVBCO.COM**

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ashland Partners & Company LLP

(Name – if individual, state last, first, and middle name)

3512 EXCEL DR.	**MEDFORD**	**OR**	**97504**
(Address)	(City)	(State)	(Zip Code)
03/01/2010		**3783**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C. BUTTERFIELD _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JACK V. BUTTERFIELD INVESTMENT COMPANY _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRYN M POTTER
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF JACKSON
My Commission Expires   09/17/2026
Acting In the County of Jackson

Notary Public

Signature:

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ashland Partners & Company LLP

<u>REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Stockholders of Jack V. Butterflied Investment Company

Opinion on the Financial Statements

We have audited the accompanying financial statements of Jack V. Butterflied Investment Company (the "Company"), which comprise the statement of financial condition as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack V. Butterflied Investment Company as of December 31, 2022, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of Jack V. Butterflied Investment Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Jack V. Butterflied Investment Company's financial statements.



The supplemental information is the responsibility of Jack V. Butterflied Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ashland Partners & Company LLP

Ashland Partners & Company LLP

We have served as the Company's auditor since 2022.

Medford, Oregon
February 23, 2023

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 154,782
Restricted cash	50,000
Investments at fair value (cost - $1,654,055)	1,617,184
Accounts receivable - commissions	213,059
Prepaid expenses	6,645
Operating lease right-of-use asset	262,873
Property and equipment, net	46,934
Total Assets	2,351,477

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	23,985
Accrued expenses	66,680
Operating lease liability	262,873
Stockholders' distribution payable	1,326,662
Total liabilities	1,680,200
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	661,712
	671,277
Total Liabilities and Stockholders' Equity	$ 2,351,477

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

INCOME:		
Commission income	$	3,521,472
Interest & dividends		53,421
Miscellaneous income		13,122
TOTAL INCOME		3,588,015
EXPENSES:		
Officer's salaries		240,000
Commissions		580,480
Clerical and administrative employees		1,053,986
Clearance paid to brokers		26,341
Communications		15,226
Occupancy and equipment		74,759
Promotion costs		48,721
Data processing costs		47,407
Regulatory fees and expenses		19,081
State pass-through entity tax		59,675
Other expenses		95,677
TOTAL EXPENSES		2,261,353
NET INCOME	$	1,326,662

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2022

| | COMMON STOCK | | RETAINED | TOTAL STOCKHOLDERS' |
	SHARES	AMOUNT	EARNINGS	EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 661,712	$ 671,277
Add: Net Income for the year			1,326,662	1,326,662
Less: S-distributions declared			(1,326,662)	(1,326,662)
Balance - End of year	9,565	$ 9,565	$ 661,712	$ 671,277

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:	
Net Income	$ 1,326,662
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	6,403
Net change in investments	30,334
Changes in assets and liabilities:	
Accounts receivable	(90,565)
Prepaid expenses	(1,608)
Accounts payable	5,919
Accrued expenses	2,538
Cash flows from operating activities:	1,279,684
Cash flows from investing activities:	
Contributions to investment accounts	(484,805)
Distributions from investment accounts	40,000
Cash flows from investing activities:	(444,805)
Cash flows from financing activities:	
S-Distributions Paid	(1,469,625)
Cash flows from financing activities:	(1,469,625)
NET INCREASE IN CASH	(634,746)
Cash & cash equivalents at Beginning of Year	839,528
Cash & cash equivalents at End of Year	$ 204,782
Supplementary Disclosures:	
Income taxes paid - city	$ 17,857
Income taxes paid - pass-through entity	$ 59,675

The accompanying notes are an integral part of these financial statements.

Jack V. Butterfield Investment Company
Notes to Financial Statements
December 31, 2022

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Jack V. Butterfield Investment Company (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"). The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates one office and serves primarily the Jackson, Michigan and surrounding area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") or SIPC limitations.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows as of December 31, 2022:

Cash and cash equivalents	$ 154,782
Restricted cash, held with clearing broker dealer	50,000
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$ 204,782

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2022.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the useful lives of the related assets.

Note 1 – Summary of Significant Accounting Policies (Continued)

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5 Years
Leasehold improvements	15 years

Depreciation expense for the year was $6,403. At December 31, 2022, The Company's property and equipment were as follows:

Furniture and equipment	$	64,332
Leasehold improvements		103,622
Total property and equipment		167,954
Accumulated depreciation		(121,020)
Property and equipment, net	$	46,934

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2022 were $48,721.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the ratio of aggregate indebtedness to net capital was approximately 2.95 to 1. The Company had adjusted net capital at that date of $480,300 which exceeds the required net capital of $100,000 by $380,300.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settles within 30 days. Commission rates earned are limited to a maximum of 5% of the value of the client trades, as agreed upon with the clearing broker dealers.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed, which could be monthly or quarterly as defined in the dealer agreements.

RBC Correspondent Services and American Funds account for over 90% of our Commission Income.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In 2022, the Company elected to participate in Michigan's elective pass-through entity tax program ("PTE Tax") on behalf of the shareholders. The PTE Tax is elective annually and assessed at 4.25% of the Company's applicable Michigan income. When elected, the PTE Tax is the responsibility of the Company, and respectively allocated to each shareholder in proportion to their respective share of the results from operations. As a result, $59,675 was expensed during the year for the PTE Tax, and $0 remained payable at December 31, 2022.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 23, 2023 which is the date the financial statements were available to be issued.

Note 2 – Related-Party Transactions

The Company leases its Jackson, Michigan office facility from a related party on a month-to-month basis at a cost of approximately $2,346 per month.

The majority stockholder of the Company is a member of the related party that owns the building. See Note 8 regarding accounting for the related-party operating lease.

Note 3 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 4 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2022, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 5 – Profit Sharing Plan and Health Reimbursement Arrangement

The Company has a defined contribution profit sharing plan covering all full-time employees eligible upon start date. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2022, the Company contributed $125,000 to the plan.

The Company provides its non-shareholder employees with a Health Reimbursement Arrangement ("HRA"). The HRA plan provides employer contributions at a discretionary amount, as defined in the plan agreement. For the year ended December 31, 2022 the amount contributed to the HRA plan was $8,640, and the amount available for reimbursement at December 31, 2022 was $41,618.

Note 6 – Investments

Investments are carried at fair value, with all respective unrealized and realized gains (losses) reported in the statement of income within miscellaneous income.

Investment transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. Interest and dividend income are accounted for on the accrual basis. Realized gains (losses) from investment transactions are determined on the identified cost basis.

The fair value estimates are made at a specific point in time and are based on relevant market information and other information about the investments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of an investment. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precisions. Changes in assumptions could significantly affect these estimates.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Note 6 – Investments (continued)

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company has no assets or liabilities that are measured at fair value on a non-recurring basis, or liabilities measured at fair value on a recurring basis. There were no transfers between Levels during the period. Investments are securities traded on a regulated exchange, and are valued at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. The Company's investments in brokered CDs are short-term in nature, and to the extent these investments trade on inactive markets or are valued by reference to similar instruments, they are generally categorized in Level 2 of the fair value hierarchy.

Assets measured at a fair value on a recurring basis at December 31, 2022 are summarized below:

	Fair Value Measurements Using		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments - Cash and cash equivalents	$ 376,782	$ -	$ -
Investments - Equities	67,055	-	-
Investments - Brokered CDs & US Treasury Notes	-	1,173,347	-
Total Investments	$ 443,837	$ 1,173,347	$ -

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Operating Lease

Effective January 1, 2020 the Company adopted ASU No. 2016-02, *Leases* (Topic 842) using the optional transition adjustment method. At that date, a right-of-use ("ROU") asset of $273,862 and a corresponding liability were added to the financial statements.

As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The Company's only lease, which consists of month-to-month related party office facility lease, has been classified as operating lease. The Company does not have any other leases, including financing leases. The Company adopted the requirements of the new standard without restating the prior periods. There was no impact to the stockholders' equity as of the date of adoption.

Note 8 – Operating Lease (continued)

ROU asset represents the Company's right to use its Jackson Michigan office facility. The operating lease liability represents the Company's obligation to make lease payments arising from the lease, ROU asset and operating lease liability are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term.

The Company uses its estimated incremental borrowing rates, which are derived from information available at the lease commencement date, in determining the present value of lease payments. The office facility lease was in existence at the adoption of ASC 842 and the Company used its incremental borrowing rate of Prime + 1.25% (6.00%) as of January 1, 2020. The Company gave consideration to bank financing arrangements, geographical location and collateralization of assets when calculating the incremental borrowing rate.

Effective February 1, 2022, the Company modified its lease arrangement to reflect an increase in monthly payments to $2,346 per month, with no other changes. As such, the Company modified its amortization schedule at the time of the lease with no update to the anticipated remaining term, and an updated discount rate of 4.50% (Prime +1.25%). The result of the modification was an increase in the lease liability of $25,504.

The lease agreement does not contain any residual value guarantees and it accounts for the lease and non-lease components as a single component. There are no escalation clauses or termination options that are factored in the determination of the lease payments.

Lease expense is included in occupancy and equipment expense on the statement of income. As of December 31, 2022, Company's office facility lease had a remaining term of 12 years. The lease term was determined considering lease renewal options, most recent tenant improvements and the Company's anticipated operating plans.

The components of lease expense for the year ended December 31, 2022 were as follows:

Operating lease cost	$	28,118
Variable lease costs		16,910
Total lease cost	$	45,028

Variable lease costs include utilities, real estate taxes and common area maintenance costs.

Maturities of operating lease liability as of December 31, 2022 were as follows:

2023	$	28,153
2024		28,153
2025		28,153
2026		28,153
2027 and thereafter		225,222
Total lease payments		337,834
Less: imputed interest		(74,899)
Total lease obligations	$	262,935

Note 9 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on when the services are provided to the customer.

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

Commission income represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission income disaggregated by investment product category for the year ended December 31, 2022:

Stocks	$	760,587
Mutual funds		1,902,218
Managed accounts		616,680
Retirement plans		195,633
Insurance and Annuities		36,977
Other Income		9,377
Total commission income	$	3,521,472

Note 9 – Revenue Recognition (continued)

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the transaction date. Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category for the year ended December 31, 2022:

Sales-based:		
Stock	$	760,587
Mutual funds		305,993
Insurance and Annuities		46,354
Total sales-based income		1,112,934
Trailing:		
Mutual funds		1,596,225
Managed accounts		616,680
Retirement plans		195,633
Total trailing income		2,408,538
Total commission income	$	3,521,472

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2022

Net Capital

Total ownership equity from Statement of Financial Condition		$	671,277
Deduct ownership equity not allowable for Net Capital		(	)
Total ownership equity qualified for Net Capital			671,277

Add:

Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions or allowable credits		0
Total capital and allowable subordinated liabilities	$	671,277

Deductions and/or charges:

Non-allowable assets

Furniture and Fixtures net of depreciation	$	46,934	
Prepaid Expenses/AR		6,645	
Non-Allowable Trail Commission		117,363	
Accrued Commissions (Longer than 30 days)		0	
Total Non-allowable assets:		170,942	
Secured demand not delinquency		0	
Commodity futures contracts and spot commodities-propietary capital charges		0	
Other deductions and/or charges		0	
Total Deductions and/or charges:		(	170,942)
Net capital before haircuts on securites:		$	500,335

Haircuts on securities:

Contractual securities commitments			
Subordinated securities borrowings			
Bankers' acceptances, certificates of deposit and commercial paper		9,977	
US government agency and Canadian government obligations			
State and Municipal government obligations			
Corporate obligations			
Stocks and warrants		10,058	
Undue concentration			
Other Securities		0	
Total Haircuts:		20,035 (	20,035)
Net Capital:		$	480,300

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
  See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2022

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$	94,489
Minimum dollar net capital required of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	380,300
Net capital less greater of 120% minimum dollar net capital or 10% of Aggregate Indebtedness	$	360,300

Computation of Aggregate Indebtedness

Aggregate Indebtedness		
Payable to Customers	$	0
Accounts Payable	$	23,985
Accounts Payable	$	66,680
Other (Dividend Payable)	$	1,326,662
Total Aggregate Indebtedness		1,417,327
Add:		
Other		0
Deduct:		
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)		0
Total Aggregate Indebtedness		1,417,327
Percentage of aggregate indebtedness to net capital	%	295.09
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	%	295.09

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2022

Credit Balances:

Free credit balances and other credit balances in customer securities accounts	$	0
Monies borrowed collateralized by securities carried for accounts of customers		0
Monies payable against customers securities loaned		0
Customer's securities failed to receive		0
Credit balances in firm accounts which are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions		0
Market value of short security count differences over 30 calendar days		0
Market value of short securities and credits in all suspense accounts		0
Market value of securities which are in transfer in excess of 40 calendar days		0
Other		0

Total Credit Balances: $ 0

Debit Balances:

Debit balances in customer cash and margin accounts	$	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Failed to deliver of customers' securities not older than 30 calendar days		0
Other		0

Total Debit Balances $ 0

Reserve Computation:

Excess of total debit over total credits		0
Excess of total credits over total debits	$	0
If calculation is monthly 105% of excess of total credits over total debits		0
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period		0
Amount of deposit or withdrawal Date		0
New amount in reserve account	$	0

Frequency of Computation
      Monthly

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
   See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2022

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession
    or control as of the report date (for which instructions to reduce possession
    or control had been issued as of report date) but for which the required action
    was not taken by respondent with the time frames specified under Rule 15c3-3. $ N/A

    Number of items   N/A

The system and procedures utilized on complying with the requirement to maintain physical possession
    or control of customers' fully paid and excess margin securities have been tested and are
    functioning in a manner adequate to fulfill the requirements of Rule 15c3-3   Yes

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
    See report of independent registered public accounting firm



REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jack V. Butterfield Investment Company

We have reviewed management's statements, included in the accompanying Jack V. Butterfield Investment Company's Exemption Report, in which (1) Jack V. Butterfield Investment Company (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Jack V. Butterfield Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision") and (2) Jack V. Butterfield Investment Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jack V. Butterfield Investment Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ashland Partners & Company LLP

Ashland Partners & Company LLP

Medford, Oregon
February 23, 2023

Jack V. Butterfield Investment Company's Exemption Report

Jack V. Butterfield Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By:

Title: President

February 23, 2023

